Exhibit 5.1

OPINION OF GIBSON, DUNN & CRUTCHER LLP

August 6, 2004

Client No.

C 28291-00030

The Finish Line, Inc.
3308 Mitthoeffer Road
Indianapolis, Indiana 46235

Re:	Post-Effective Amendments to The Finish Line, Inc. Registration Statements on Form S-8

Ladies and Gentlemen:

     We have acted as counsel to The Finish Line, Inc., an Indiana corporation (the “Company”), in connection with the preparation of Post-Effective Amendments (the “Amendments”) to those certain Registration Statements on Form S-8 filed with the Securities and Exchange Commission (the “SEC”) on August 27, 1992 (as amended by that certain Post-Effective Amendment No. 1 on May 23, 1996), September 30, 1994, August 11, 1995, August 21, 1998 and October 7, 2002 (Registration Nos. 33-51392, 33-84590, 33-95720, 333-62063 and 333-100427, respectively) to be filed with the SEC as a result of the reincorporation of the Company from Delaware to Indiana and with respect to (i) the 150,000 Class A Common Shares issuable pursuant to The Finish Line, Inc. Non-Employee Director Stock Option Plan, (ii) the 3,500,000 Class A Common Shares issuable pursuant to The Finish Line, Inc. 1992 Employee Stock Option Plan and (iii) the 1,250,000 Class A Common Shares issuable pursuant to the 2002 Stock Incentive Plan of the Finish Line, Inc. (such plans collectively, the “Plans”, and such Class A Common Shares collectively, the “Shares”).

     We have examined the originals or certified copies of such corporate records, certificates of officers of the Company and/or public officials and such other documents and have made such other factual and legal investigations as we have deemed relevant and necessary as the basis for the opinions set forth below. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as conformed or photo static copies and the authenticity of the originals of such copies.

     Based on our examination noted above, subject to the assumptions stated herein and relying on the statements of fact contained in the documents we have examined, we are of the opinion: (i) the issuance by the Company of the Shares has been duly authorized, and (ii) when issued in accordance with the terms of the applicable Plan and the agreements entered into pursuant to the applicable Plan, the Shares will be duly and validly issued, fully paid and non-assessable shares of Class A Common Stock.

     We are admitted to practice in the State of California, and are not admitted to practice in the State of Indiana. However, for the limited purposes of our opinion set forth above, we are generally familiar with the Indiana Business Corporation Law (the “IBCL”) as presently in effect and have made such inquiries as we consider necessary to render this opinion with respect to an Indiana corporation. This opinion letter is limited to the laws of the State of California and, to the limited extent set forth above, the IBCL, as such laws presently exist and to the facts as they presently exist. We express no opinion with respect to the effect or applicability of the laws of any other jurisdiction. We assume no obligation to revise or supplement this opinion letter should the laws of such jurisdictions be changed after the date hereof by legislative action, judicial decision or otherwise.

     We hereby consent to the filing of this opinion as an exhibit to each of the Amendments. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the General Rules and Regulations of the SEC.

Very truly yours,

/s/ Gibson, Dunn & Crutcher LLP

GIBSON, DUNN & CRUTCHER LLP

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